Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of our capital stock as of December 31, 2021. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation, the certificate of designation for our series A convertible preferred stock and our bylaws, which have been filed as exhibits to this annual report.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of December 31, 2021, there were 13,927,223 shares of common stock and 8,000 shares of series A convertible preferred stock issued and outstanding.

Common Stock

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our certificate of incorporation authorizes our board to issue up to 10,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A Convertible Preferred Stock

On June 29, 2021, we filed a certificate of designation with the Delaware Secretary of State to establish our series A convertible preferred stock. We designated a total of 8,000 shares of our preferred stock as series A convertible preferred stock. Our series A convertible preferred stock has the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Dividend Rights. Holders of series A convertible preferred stock are entitled to receive cumulative dividends at a rate of 7.5% of the stated value per share ($1,000, subject to adjustment) per annum, which shall increase to 15% per annum after November 23, 2021 and 24% per annum after December 31, 2021; provided, however, that no dividends shall accrue following the date that the registration statement relating to our initial public offering is declared effective by the SEC (which we refer to as the IPO date). The dividends shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily and shall be deemed to accrue whether or not earned or declared and whether or not there are profits, surplus or other funds legally available for the payment of dividends. Any dividends that are not paid within three (3) trading days following a dividend payment date shall continue to accrue and shall entail a late fee at the rate of 15% per annum or the lesser rate permitted by applicable law.

Liquidation Rights. Prior to the IPO date, upon any liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or upon a change of control, the holders of series A convertible preferred stock shall be entitled to receive out of the assets of our company an amount equal to the greater of (a) 150% of the stated value, plus any accrued and unpaid dividends thereon, for each share held, and (b) the amount that could otherwise be received by a holder for the shares issuable upon conversion of the series A convertible preferred stock in full (ignoring for such purposes any conversion limitations) before any distribution or payment shall be made to the holders of common stock. Following the IPO date, upon any liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or upon a change of control, the holders of series A convertible preferred stock shall be entitled to receive out of the assets of our company the same amount that a holder of common stock would receive if the series A convertible preferred stock were fully converted (disregarding for such purposes any conversion limitations) to common stock which amounts shall be paid pari passu with all holders of common stock.

Voting Rights. Until the IPO date, the holders of series A convertible preferred stock shall have the same voting rights as the holders of common stock (on an as-if-converted-to-common-stock-basis). On and after the IPO date, the series A convertible preferred stock shall have no voting rights except as set forth below. As long as any shares of series A convertible preferred stock are outstanding, we shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the series A convertible preferred stock, (a) alter or change adversely the powers, preferences or rights given to the series A convertible preferred stock or, after the IPO date, alter or amend the certificate of designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the series A convertible preferred stock, (c) amend our certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of series A convertible preferred stock, (d) prior to the IPO date, increase the number of authorized shares of common stock or series A convertible preferred stock, (e) prior to the IPO date, repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of common stock or securities convertible into or exchangeable for common stock, (f) prior to the IPO date, repurchases of common stock or securities convertible into or exchangeable for common stock of departing officers and directors, (g) prior to the IPO date, pay cash dividends or distributions on any of our equity securities, (h) prior to the IPO date, enter into any change of control transaction (as defined in the certificate of designation) or (i) either prior to the IPO date or after the IPO date, as applicable, enter into any agreement with respect to any of the foregoing.

Conversion Rights. Each share of series A convertible preferred stock is convertible, at any time and from time to time from at the option of the holder thereof, into that number of shares of common stock determined by dividing the stated value of such share of series A convertible preferred stock (plus any accrued but unpaid dividends thereon) by the conversion price. The conversion price is initially equal $0.6667 (subject to adjustments); provided, however, if the pre-money valuation of our company on the IPO date is less than $75,000,000, the conversion price shall be reduced to equal the product of (i) the then conversion price and (ii) the quotient obtained by dividing (A) the pre-money valuation of our company on the IPO date and (B) $75,000,000. Notwithstanding the foregoing, we shall not effect any conversion, and a holder shall not have the right to convert, any portion of the series A convertible preferred stock to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the conversion. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us.

Participation Rights. Pursuant to a securities purchase agreement that we entered into with the holders of the series A convertible preferred stock, until the one-year anniversary of the IPO date, upon any issuance by us or any of our subsidiaries of common stock or securities convertible into or exchangeable for common stock for cash consideration, indebtedness or a combination thereof, each holder of series A convertible preferred stock shall have the right to participate in such subsequent financing up to an amount equal to 50% of the aggregate amount raised thereunder on the same terms, conditions and price provided for thereunder.

Registration Rights. Pursuant to a registration rights agreement that we entered into with the holders of the series A convertible preferred stock, we are required to file a registration statement with the SEC covering the resale of the shares of common stock issuable upon conversion of the series A convertible preferred stock and upon the exercise of the warrants described below by August 14, 2021 and use our best efforts to ensure that the registration statement is declared effective by the SEC by the earlier of the IPO date or January 31, 2022. If the registration statement is not filed or declared effective on or prior to such dates, or such registration statement ceases for any reason to remain continuously effective or the holders are otherwise not permitted to utilize the prospectus therein to resell their shares for more than ten (10) consecutive calendar days or more than an aggregate of fifteen (15) calendar days (which need not be consecutive calendar days) during any 12-month period (each of which is referred to herein as an event), then, in addition to any other rights the holders may have under the registration rights agreement or under applicable law, on each such event date and on each monthly anniversary of each such event date (if the applicable event shall not have been cured by such date) until the applicable event is cured, the we must pay to each holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 1.0% multiplied by the aggregate subscription amount paid by such holder pursuant to the securities purchase agreement. If we fail to pay any partial liquidated damages pursuant in full within seven days after the date payable, we must pay interest thereon at a rate of 12% per annum (or such lesser maximum amount that is permitted to be paid by applicable law), accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages will apply on a daily pro rata basis for any portion of a month until such event is cured. Notwithstanding the foregoing, in no event will we be liable for liquidated damages in excess of 1.0% of the aggregate subscription amount in any single month and the maximum aggregate liquidated damages payable to a holder shall be ten percent (10%) of the aggregate subscription amount.

Options

As of December 31, 2021, we have issued options to purchase an aggregate of 1,450,000 shares of common stock under the 2020 Stock Incentive Plan, each at an exercise price of $0.01 per share.

Warrants

In December 2021, we entered into note and warrant purchase agreements with certain investors, pursuant to which we sold to such investors (i) original issue discount secured subordinated promissory notes in the aggregate principal amount of $176,471 and (ii) warrants for the purchase of a number of shares of our common stock that is equal to the investors’ investment amount divided by a price per share that is equal to 100% of the effective initial public offering price. These warrants are excisable at any time during the three (3) year period commencing on the sixth (6th) month anniversary of the closing of our initial public offering. The exercise price per share will be equal to 125% of the effective initial public offering price, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions, and may be exercised on a cashless basis if the market value of our common stock is greater than such exercise price.

On November 5, 2021, we issued a warrant for the purchase of 72,000 shares of common stock to Dawson James Securities, Inc. as partial compensation for services rendered in connection with our private placement of debentures that were completed on November 5, 2021. Half to these shares, or 36,000 shares, were subsequently forfeited by Dawson James Securities, Inc. This warrant is exercisable for a period of five years at an exercise price of $2.50 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions, and may be exercised on a cashless basis.

In July and August 2021, we issued warrants for the purchase of an aggregate of 11,999,404 shares of common stock. These warrants are excisable at any time during the period commencing on the sixth (6th) month anniversary of the date on which the registration statement relating to our initial public offering is declared effective by the SEC and ending on the fifth (5th) anniversary of such date. The exercise price per share will be equal to 125% of the initial public offering price, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar change of control transactions, and for certain dilutive issuances; provided that, we shall not effect any exercise, and a holder shall not have the right to exercise, any portion of a warrant to the extent that, after giving effect to the exercise, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us.

On July 1, 2021, we issued warrants for the purchase of an aggregate of 1,078,173 shares of common stock to Dawson James Securities, Inc. as partial compensation for services rendered in connection with our private placement of series A convertible preferred stock and loan from Diamond Creek Capital, LLC that were completed on July 1, 2021. These warrants are exercisable for a period of five years at an exercise price of $0.6667 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions, and may be exercised on a cashless basis.

On December 18, 2020, we issued a warrant for the purchase of 1,292,445 shares of common stock to Peah Capital, LLC. This warrant is exercisable for the period commencing on January 31, 2022 and ending on December 18, 2027; provided that, the warrant will automatically expire and terminate in the event a registration statement covering the resale of all shares issued pursuant the future equity agreement with Peah Capital, LLC described below has been declared effective by the SEC. The exercise price of this warrant is $0.0001, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications and similar transactions. In addition, in the event that the number of our outstanding shares of common stock is increased prior to the 18-month anniversary of the warrant, the number of shares issuable upon exercise of the warrant shall be automatically increased to represent that number which is 9.9% of the then total outstanding capitalization.

On May 18, 2017, we issued a warrant to Leonite Capital LLC for the purchase of a number of shares of common stock as determined by dividing $60,000 by the price per share paid by investors in an equity financing occurring after the date of the warrant and resulting in gross proceeds to us of at least $1,000,000. Following the recent private placement, in which investors paid $0.6667 per underlying common share, the number of shares issuable upon exercise of this warrant is 89,996 shares. The exercise price of this warrant is $0.0001, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar change of control transactions, and for certain dilutive issuances; provided that, we shall not effect any exercise, and the holder shall not have the right to exercise, any portion of the warrant to the extent that, after giving effect to the exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us.

Convertible Promissory Notes

On February 25, 2021, we issued a convertible promissory note in the principal amount of $500,000 to East West Capital LLC. This note accrues interest at 15% per annum and matures on March 31, 2023. This note will automatically convert into shares of common stock concurrent with the closing of our initial public offering at a conversion price equal to 50% of the initial public offering price.

On May 10, 2021, we issued a convertible promissory note in the principal amount of $73,727.01 to Bevilacqua PLLC, our outside securities counsel. This note accrues interest at 15% per annum and matures on May 10, 2022. The note is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given.

On July 1, 2021, we issued a convertible promissory note in the principal amount of $3,000,000 to Sasson E. Moulavi in connection with the acquisition of Doctors Scientific Organica. This note accrues interest at 6% per annum and matures on July 1, 2024. This note will automatically convert into shares of common stock concurrent with the closing of our initial public offering at a conversion price equal to the initial public offering price.

On November 8, 2021, we issued a convertible promissory note in the principal amount of $1,900,000 to Justin Francisco and Steven Rubert in connection with the acquisition of Nexus. This note accrues interest at 5% per annum and matures on November 8, 2024. This note will automatically convert into shares of common stock concurrent with the closing of our initial public offering at a conversion price equal to the initial public offering price.

Debentures

On November 5, 2021, we entered into a securities purchase agreement with certain investors, pursuant to which we sold 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 to such investors for gross proceeds of $2,250,000.

Interest at a rate of 12% per annum shall accrue on the principal balance of the debentures from the date of issuance until the IPO date; provided that upon an event of default, such interest rate shall increase to 18% per annum or the maximum rate permitted under applicable law, and we may be required to pay a default amount in certain circumstances. The debentures are due and payable on the earliest of the maturity date, November 30, 2022, or upon their earlier conversion or redemption.

At any time after the sixth month anniversary of the IPO date, the holders may convert the principal amount of the debentures into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after the IPO date, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the IPO date; provided further, that the conversion price shall not be less than $1.00. The conversion price is subject to standard equitable adjustments for stock splits, stock combinations, recapitalizations and similar transactions, as well as, prior to the IPO date, for future issuances below the conversion price. The debentures also contain beneficial ownership limitations which limit the holders’ beneficial ownership to 9.99% of our outstanding common stock.

At any time after the IPO date, we may redeem some or all of the outstanding principal amount of the debentures for cash in an amount equal to 115% of the outstanding principal amount of the debentures, plus accrued but unpaid interest and any other amounts due under the debentures.

The securities purchase agreement and the debentures contain customary representations, warranties, affirmative and negative covenants and events of default for loans of this type. The debentures are guaranteed by each of our subsidiaries.

Future Equity Agreements

We have entered into a future equity agreement with Peah Capital, LLC, pursuant to which we have agreed to issue to Peah Capital, LLC concurrent with the closing of our initial public offering a number of shares of our common stock equal to 75% of all funds loaned to us by it divided by the effective price per share at which common stock is sold in the initial public offering. The aggregate amount loaned to us by Peah Capital, LLC is $1,675,000. As noted above, the warrant issued to Peah Capital, LLC will automatically expire and terminate in the event a registration statement covering the resale of these shares has been declared effective by the SEC.

From May 2017 to December 15, 2021, we entered into future equity agreements with 56 lenders, pursuant to which we have agreed to issue to such lenders concurrent with the closing of our initial public offering a number of shares of our common stock equal to the principal amount loaned to us divided by the effective price per share at which our common stock is sold in the initial public offering. The aggregate principal amount loaned to us by these lenders is $5,880,405.

Anti-takeover Effects of Delaware Law and Charter Provisions

We have elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which prohibits a publicly-held Delaware corporation from engaging in a business combination, except under certain circumstances, with an interested stockholder.

Our certificate of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our board of directors and management.

Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock without further stockholder approval. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Our bylaws permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. In addition, our bylaws provide that no member of our board of directors may be removed from office by our stockholders without cause and, in addition to any other vote required by law, upon the approval of not less than the majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, is the transfer agent for our common stock.

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